NEWLAN & NEWLAN, LTD.

Attorneys at Law

2201 Long Prairie Road – Suite 107-762

Flower Mound, Texas 75022

August 13, 2020

Katherine Bagley

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clikia Corp.
Offering Statement on Form 1-A
Filed June 1, 2020
Amendment No. 1 to Offering Statement on Form 1-A
Commission File No. 024-11230

Dear Ms. Bagley:

This is in response to the letter of comment of the Staff dated June 25, 2020, relating to the captioned Offering Statement on Form 1-A of Clikia Corp. (the "Company"). The comments of the Staff are addressed below:

Comment No. 1: Please be advised that, in response to such comment, references to "aviation" have been removed.

Comment No. 2: Please be advised that, in response to such comment, the first paragraph under "Procedures for Subscribing" has been revised to express the information more clearly. In addition, the first bullet point item of the second paragraph of the section has been revised to reflect the submission e-mail addressset for the in the Subscription Agreement, so the required procedure is more clearly described. In this regard, the Subscription Agreement has been revised to include the correct submission email address (see Exhibit 4.1).

Comment No. 3: Please be advised that, in response to such comment, an Exhibit 13.1 has been included in the amended filing. Please be further advised that the Company has confirmed its understanding that testing-the-waters materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular, or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. The Company's website is undergoing revisions that assure compliance with Rule 255(b)(4).

Comment No. 4: Please be advised that, in response to such comment, a "Convertible Promissory Notes" section has been added under "Description of Securities."

Comment No. 5: Please be advised that, in response to such comment, the "Plan of Operation" section has been revised to include disclosure discussed in such comment. Further, the "Business" section has been similarly revised.

Comment No. 6: Please be advised that, in response to such comment, a Summary Compensation Table has been added to the "Executive Compensation" section.

Comment No. 7: After reviewing the beneficial ownership table, we believe that it shows the percentage change in beneficial ownership after the offering, assuming a maximum offering. In this regard, Note 2 to the table states such assumption.

Comment No. 8: Please be advised that the financial statements, including the pro forma statements, have been updated in accordance with paragraph (b) of Part F/S of Form 1-A.

Comment No. 9: Please be advised that, in response to such comment, the Acquisition of "Maison Luxe, LLC" section of Note 14 Subsequent Event has been revised.

Comment No. 10: Please be advised that, in response to such comment, the range of estimated price has been revised to be consistent with Rule 253(b)(2) of Regulation A.

Comment No. 11: Please be advised that, in response to such comment, the second paragraph following the table on the cover page has been revised to include additional disclosure regarding the disparate voting rights associated with the Series A Super Voting Preferred Stock. In addition, a new section, "Disparate Voting Rights", has been added to the "Offering Circular Summary" section.

Comment No. 12: Please be advised that, in response to such comment, the requested addition to disclosure has been made in the first paragraph of the cover page.

Comment No. 13: Please be advised that the Company is aware that, while the offering is ongoing, it may be required to file any information included in any of its reports filed with the SEC as a post-qualification amendment or supplement.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

We believe the Company's Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely, NEWLAN & NEWLAN, LTD. By: /s/ ERIC NEWLAN Eric Newlan

cc: Clikia Corp.